Report of Independent Registered Public Accounting Firm

The Board of Directors of
Dreyfus Funds, Inc.:

We have examined management's assertion, included in the accompanying
 Management Statement Regarding Compliance With Certain Provisions of
 the Investment Company Act of 1940, that Dreyfus Funds, Inc. (the
 "Company"), which is comprised of Dreyfus Mid-Cap Growth Fund, and
 Dreyfus Equity Growth Fund (collectively the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the
 Investment Company Act of 1940 as of April 30, 2011 and from December
 31, 2010 through April 30, 2011.  Management is responsible for the
 Funds' compliance with those requirements.  Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.
Our examination was conducted in accordance with the standards of the
 Public Company Accounting Oversight Board (United States) and, accordingly
, included examining, on a test basis, evidence about the Funds'
 compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 2011 and with respect to agreement of security purchases and sales, for the period from December 31, 2010 (the date of the Funds' last examination) through April 30, 2011:
1. 	Examination of The Bank of New York Mellon's (the "Custodian")
security position reconciliations for all securities held by sub custodians and in book entry form;
2.	Confirmation of all securities hypothecated, pledged or placed in escrow with brokers;
3.	Inspection of documentation of other securities held in safekeeping by the Custodian but not included in 1. and 2. above;
4.	Reconciliation between the Funds' accounting records and the Custodian
's records as of April 30, 2011;
5. Confirmation of pending purchases for the Funds as of April 30, 2011 with brokers, and where responses were not received, inspection of documentation corresponding to subsequent cash payments;
6.	Agreement of pending sale activity for the Funds as of April
30, 2011 to documentation of corresponding subsequent cash receipts;
7.	Agreement of the Company's trade tickets for five purchases
and five sales or maturities for the period December 31, 2010 (the date of the Company's last examination) through April 30, 2011, to the books and records of the Funds noting that they had been accurately recorded and subsequently settled;
8.	We reviewed BNY Mellon Global Asset Servicing Report on Controls
 Placed in Operation and Tests of Operating Effectiveness ("SAS 70 Report") for the period April 1, 2010 to March 31, 2011 and noted no relevant findings were reported in the areas of Asset Custody and Control; and
9.	We inquired of the Custodian who concurred that all control
policies and procedures detailed in Section III Control Objectives, Controls and Tests of Operating Effectiveness of the SAS 70 Report, have remained in operation and functioned adequately from April 1,
2011 through April 30, 2011. In addition, we obtained written representation from the Custodian confirming the above.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2011 and from December 31, 2010 through
April 30, 2011, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Directors of the Funds and the Securities and Exchange
 Commission and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP /s/
New York, New York
July 31, 2011








July 31, 2011


Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of Dreyfus Mid-Cap Growth Fund, and Dreyfus Equity Growth Fund, each a series of Dreyfus Funds, Inc. (collectively the "Funds"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management
Investment Companies," of the Investment Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Funds' compliance with the requirements of subsections
 (b) and (c) of Rule 17f-2 as of April 30, 2011 and from December 31, 2010 through April 30, 2011.
Based on the evaluation, Management asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2011 and from December 31, 2010 through April 30, 2011 with respect to securities reflected in the investment accounts of the Funds.

Dreyfus Funds, Inc.

Jim Windels
Treasurer